Exhibit 8.1

List of Subsidiaries

Subsidiary*	Jurisdiction of Incorporation	Name Under Which the Subsidiary Does Business
Cementos Selva S.A.	Perú
Distribuidora Norte Pacasmayo S.R.L.	Perú	Dino
Dinoselva Iquitos S.A.C.	Perú	Dino Selva
Calizas del Norte S.A.C.	Perú
Empresa de Transmisión Guadalupe S.A.C.	Perú
Salmueras Sudamericanas S.A.	Perú
Fosfatos del Pacífico S.A.	Perú
Acuícola Los Paiches S.A.C.	Perú

*	All subsidiaries are wholly owned, directly or indirectly, by Cementos Pacasmayo S.A.A., except for Salmueras Sudamericanas S.A. and Fosfatos del Pacífico S.A., in which Cemento Pacasmayo S.A.A. holds a 74.9% and 70.0% interest, respectively.